[redacted]

15026569

SECURI… …ON
…ashington, D.C. 20549

RECEIVED SEC MAIL PROCESSING SECTION MAY 27 2015 WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Iroquois Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Commerce Street, Suite 740
(No. and Street)

Nashville	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. McGugin 615-467-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, PLLC
(Name – *if individual, state last, first, middle name*)

5214 Maryland Way, Suite 307	Brentwood	TN	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. McGugin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iroquois Capital Advisors, LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Margaret Mary Barnhart

Notary Public Commission expires 7/2/2018

MARGARET MARY BARNHART STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IROQUOIS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

March 31, 2015

IROQUOIS CAPITAL ADVISORS, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

elliott davis
decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC (the Company) as of March 31, 2015, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Capital Advisors, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 and the Reconciliation Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Iroquois Capital Advisors, LLC's financial statements. The Supplemental Information is the responsibility of Iroquois Capital Advisors, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 and the Reconciliation Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Brentwood, Tennessee
May 26, 2015

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2015

ASSETS

Cash	$	191,953
Prepaid expenses		3,020
TOTAL ASSETS	$	194,973

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,609
Due to Iroquois Capital Group, Inc.		6,872
Total liabilities		10,481
MEMBER'S EQUITY		184,492
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	194,973

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

Year Ended March 31, 2015

REVENUES	
Commissions	$ 411,350
Investment banking	894,000
Total revenues	1,305,350
EXPENSES	
Compensation and benefits	216,861
Professional fees	14,615
Occupancy	5,702
Management fee	1,144,280
Insurance	113,675
Taxes and licenses	25,210
Other	39,754
Total expenses	1,560,097
LOSS BEFORE BENEFIT FOR INCOME TAXES	(254,747)
Benefit for income taxes	(103,173)
NET LOSS	$ (151,574)

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended March 31, 2015

BALANCE - March 31, 2014	$ 336,066
Net loss	(151,574)
BALANCE - March 31, 2015	$ 184,492

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31, 2015

BALANCE - March 31, 2014	$ -
Increase (decrease)	-
BALANCE - March 31, 2015	$ -

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

Year Ended March 31, 2015

OPERATING ACTIVITIES	
Net loss	$ (151,574)
Adjustments to reconcile net loss to net cash flows from operating activities	
Changes in operating assets and liabilities -	
Accounts receivable	171,381
Prepaid expenses	110,207
Accounts payable	(12,797)
Due to Iroquois Capital Group, Inc.	(98,649)
NET CASH FLOWS FROM OPERATING ACTIVITIES	18,568
CASH - beginning of year	173,385
CASH - end of year	$ 191,953

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Iroquois Capital Advisors, LLC (the Company), a Delaware limited liability company, provides investment banking services and engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, Inc. (ICG), a Delaware corporation. Clients are primarily in Middle Tennessee.

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

INCOME TAXES - The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS - Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through May 26, 2015, the date the financial statements were available to be issued.

NOTE 3 - INCOME TAXES

The Company is a single member limited liability company and is a member of a group of companies that file a consolidated federal income tax return and joins its sole member, ICG, in filing consolidated state income tax returns in Delaware and Tennessee. The consolidated entity allocates income taxes to the Company on a separate return basis as if it were a separate taxpayer. Accordingly, the Company recognized in the Statement of Operations an income tax benefit for the year ended March 31, 2015, totaling $(103,173). The income tax benefit differs from amounts that would be calculated by applying federal statutory rates to income before income taxes due to nondeductible expenses.

NOTE 3 - INCOME TAXES - continued

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of March 31, 2015, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Company's income is no longer subject to federal and state income tax examinations by tax authorities for tax years before 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including rent, utilities, salaries, and other expenses. Total fees paid by the Company to ICG under the agreement amounted to $165,700 for the year ended March 31, 2015. During the year ended March 31, 2015, the Company also paid a management fee to ICG in the amount of $1,144,280.

The Company also has an expense sharing agreement with REIT Investment Group, LLC (RIG), owned 51% by ICG. Under the agreement, the Company shares insurance, accounting, and other fees. Total fees received by the Company from RIG under the agreement amounted to $103,225 for the year ended March 31, 2015.

As of March 31, 2015, the Company had accrued a liability to its sole member, ICG, in the amount of $6,872.

During the fiscal year ending March 31, 2015, the Company participated in unregistered offerings with affiliates ICG and Iroquois Financial Partners II, LP, for which the Company received no compensation.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital as defined of $181,472, which was $176,472 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

NOTE 6 - CONCENTRATIONS

For the year ended March 31, 2015, 64% of the Company's revenue was from two clients.

SUPPLEMENTARY INFORMATION

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

March 31, 2015

Net capital		
Total member's equity	$	184,492
Less non-allowable assets - Prepaid expenses		3,020
Net capital	$	181,472
Aggregate indebtedness		
Accounts payable	$	3,609
Due to Iroquois Capital Group, Inc.		6,872
Total aggregate indebtedness	$	10,481
Percentage of aggregate indebtedness to net capital		5.78 %
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$	5,000
Excess net capital	$	176,472
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$	175,472

elliott davis decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have reviewed management's statements included in the accompanying Iroquois Capital Advisors, LLC Exemption Report, in which (1) Iroquois Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Iroquois Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), and (2) Iroquois Capital Advisors, LLC stated that Iroquois Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Iroquois Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Iroquois Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Brentwood, Tennessee
May 26, 2015

IROQUOIS CAPITAL ADVISORS, LLC

EXEMPTION REPORT

March 31, 2015

Iroquois Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Iroquois Capital Advisors, LLC

I, William A. McGugin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President / CEO

Date: May 26, 2015

IROQUOIS CAPITAL ADVISORS, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

March 31, 2015

Reconciliation with Company's computation (included in Part II of Form X-17 A-5 as of March 31, 2015

Net capital, as reported in Company's Part II (unaudited Focus report)	$	181,472
Net audit adjustment		-
Net capital per audit	$	181,472

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

elliott davis
decosimo

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Iroquois Capital Advisors, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Brentwood, Tennessee
May 26, 2015

IROQUOIS CAPITAL ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

Year Ended March 31, 2015

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$ 354	10-20-14	$ 354	All payments were mailed with related forms to:
SIPC-7	$ 2,909	04-23-15	2,909	Securities Investor Protection Corporation, P.O. Box 92185, Washington, D.C. 20090-2185
			$ 3,263	

There were no underpayments during the year ended March 31, 2015, and no overpayments applied from prior periods or carried forward to future periods.